

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2022

Jonathan Herzog
President and Chief Executive Officer
OKMIN RESOURCES, INC.
16501 Ventura Boulevard
Suite 400
Encino CA, 91436

Re: OKMIN RESOURCES, INC.
Registration Statement on Form 10-12G
Filed December 29, 2021
File No. 000-56381

Dear Mr. Herzog:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10 filed December 29, 2021

Item 1. Organization and Business, page 1

1. Please revise your disclosure to describe in more detail your initial projects in Oklahoma and Kansas, and disclose your plan of operations for the next twelve months including the anticipated timeline and expenditures for these events. In this regard, we note your disclosure that you are using proceeds from an October 2021 private placement to fund existing project operations and new acquisitions and your disclosure on pages 1 and 8 indicating that you will need to raise additional capital of at least $500,000. Also, explain what is meant by the term "bread and butter."

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

2.   Please revise your beneficial ownership table to disclose all natural persons who have or share voting power or investment power over the shares held by the Aharonoff Family Trust. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Item 5. Directors and Executive Officers, page 12

3.   Please revise to disclose Mr. Herzog's business experience during the past five years, including his principal occupations and employment and the name and principal business of any corporation or other organization in which those occupations and employment were carried on. See Item 401(e) of Regulation S-K.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

4.   Revise to present basic and diluted earnings per share on the face of your consolidated statements of operations for each of the periods presented. Refer to FASB ASC 260-10-45 and Rule 5-03(b)(25) of Regulation S-X.

Exhibits

5.   We note you disclose that you entered into an option agreement with Blackrock to acquire a working interest in the Pushmataha Gas Field and that you intended to complete the acquisition before the end of calendar 2021. Please discuss the current status of the acquisition and file the agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so. See Item Item 601(b)(10) of Regulation S-K.

General

6.   Please note that your registration statement becomes effective automatically 60 days after its initial filing pursuant to Section 12(g)(1). You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

7.   The cover page of your registration statement indicates that you qualify as an emerging growth company. Please revise your prospectus to:
   •   Describe how and when a company may lose emerging growth company status;
   •   Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934; and
   •   State your election under Section 107(b) of the JOBS Act;

○ If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

○ If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Steve Taylor